SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg,

Ryan Steelberg and

Newport Coast Investments, LLC

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 969,688 shares of Common Stock
	8	SHARED VOTING POWER 4,239,638 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 969,688 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,239,638 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,209,326 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See footnotes (1) and (2) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Persons may be deemed to be part of a group with Acacia Research Corporation pursuant to that certain Voting Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Shares held by Acacia Research Corporation.
(2)	Excludes shares of Common Stock held by Acacia Research Corporation, as described in Item 5 below.

CUSIP No. 92347M 10 0	13D	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 930,375 shares of Common Stock
	8	SHARED VOTING POWER 4,239,638 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 930,375 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,239,638 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,170,013 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* See footnotes (1) and (2) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Newport Coast Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,355,387 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,355,387 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,387 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON 00

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on March 20, 2018 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual; (ii) Ryan Steelberg, an individual, and (iii) Newport Coast Investments, LLC, a California limited liability company (“Newport”), relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 2, are incorporated by reference into the responses to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On May 7, 2018, Steel Holdings, LLC (“Steel”) distributed all 298,287 Shares held of record by Steel to Chad Steelberg as its sole member. Such Shares had been previously reported as beneficially owned by Chad Steelberg on this Schedule 13D. Immediately following such distribution, Chad Steelberg transferred all of such Shares by gift to an irrevocable trust, and he no longer has any voting or dispositive control over, or any pecuniary interest in, such Shares.

On May 7, 2018, Ryan Steelberg transferred 67,469 Shares by gift to an irrevocable trust, and he no longer has any voting or dispositive control over, or any pecuniary interest in, such Shares.

During the period of April 26, 2018 through April 30, 2018, Chad Steelberg purchased an aggregate of 51,426 Shares in multiple open market transactions pursuant to a Rule 10b5-1 Trading Plan adopted on March 15, 2018, for an aggregate purchase price of $1.0 million, as described in more detail in Item 5(c) below. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the Employment Agreement between the Issuer and Chad Steelberg, the Issuer had agreed to issue to him as compensation at the end of each calendar quarter during the term of the agreement (following March 31, 2017) a number of Shares calculated by dividing $125,000 by the Fair Market Value of the Shares (as defined in the Employment Agreement), as previously reported on this Schedule 13D. In March 2018, the Compensation Committee of the Board of Directors of the Issuer approved a base salary and target bonus for Chad Steelberg for 2018, which amended the compensation terms of his Employment Agreement. As a result, Chad Steelberg now receives an annual cash base salary, and the Issuer is no longer required to issue stock to him on a quarterly basis.

In March 2018, the Issuer granted nonqualified options to purchase 136,029 Shares and 68,015 Shares to Chad Steelberg and Ryan Steelberg, respectively, which vest over a four-year period, with 25% of the Shares vesting upon completion of twelve months of continuous service with the Issuer and the remainder of the Shares vesting in equal monthly installments thereafter, subject to acceleration under certain circumstances.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 16,275,315 Shares of the Issuer that were outstanding as of April 30, 2018. The Shares beneficially owned by the Reporting Persons do not include any Shares held by Acacia as described below, for which beneficial ownership of such Shares is disclaimed by each of the Reporting Persons.

The information contained on the cover pages of this Amendment No. 2 to the Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The Reporting Persons collectively beneficially own an aggregate of 6,139,701 Shares, representing 33.8% of the Shares. The Shares deemed to be beneficially owned by each Reporting Person are shown in the tables below:

Reporting Person: Chad Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Chad Steelberg(1)	969,688	969,688	0
Newport	3,355,387	0	3,355,387
NCI Investments, LLC (“NCI”)	589,968	0	589,968
Steel Veritone Fund I, LLC (“SVF”)(2)	294,283	0	294,283

Total	5,209,326	969,688	4,239,638	30.2%

(1)	Includes options to purchase an aggregate of 899,704 Shares that are exercisable within 60 days of May 7, 2018.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days of May 7, 2018.

Reporting Person: Ryan Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg(1)	930,375	930,375	0
Newport	3,355,387	0	3,355,387
NCI	589,968	0	589,968
SVF(2)	294,283	0	294,283

Total	5,170,013	930,375	4,239,638	30.0%

(1)	Includes options to purchase an aggregate of 899,704 Shares that are exercisable within 60 days of May 7, 2018.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days of May 7, 2018.

Reporting Person: Newport

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Newport	3,355,387	0	3,355,387	20.6%

The grantor trust of each of Chad Steelberg and Ryan Steelberg is the record holder of 50% of the membership interests of each of Newport, NCI and SVF, and each of Chad Steelberg and Ryan Steelberg is a trustee of his respective grantor trust. Each such grantor trust is a Managing Member of Newport. Chad Steelberg is the Manager of NCI and SVF. As such, Chad Steelberg and Ryan Steelberg are each deemed to beneficially own the Shares held of record by Newport, NCI and SVF, and the warrants to purchase Shares held by SVF, and share voting power and dispositive power over all of such Shares.

The foregoing does not include (i) 4,119,520 Shares held of record by Acacia; and (ii) 1,120,431 Shares issuable upon exercise of warrants held by Acacia that are exercisable within 60 days of May 7, 2018. None of the Reporting Persons have the right to vote or dispose of any of the Shares held by Acacia, however, under the Voting Agreement, Acacia is required to vote all of the Shares owned by Acacia in favor of the six (6) director designees designated by the Holders (as defined in the Voting Agreement), and the Reporting Persons (together with Acacia and the other Holders) are required to vote certain of the Shares beneficially owned by them in favor of the three (3) director designees designated by Acacia. See the additional description of the Voting Agreement in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership of the Shares held by Acacia.

Based upon the knowledge and belief of the Reporting Persons, if all of Acacia’s Shares and exercisable warrants were deemed to be beneficially owned by the Reporting Persons, the total Shares beneficially owned by the Reporting Persons and related percent of Shares would be as follows:

Reporting Person	No. of Shares	Percent of Class
Chad Steelberg	10,449,277	56.9%
Ryan Steelberg	10,409,964	56.7%
Newport	8,595,338	49.4%

(b) See the information in subsection (a) above and contained on the cover pages of this Amendment No. 2 to the Schedule 13D, which is incorporated herein by reference.

(c) Chad Steelberg purchased an aggregate of 51,426 Shares in multiple open market transactions pursuant to a Rule 10b5-1 Trading Plan adopted on March 15, 2018, as follows:

Date	No. of Shares Purchased	Weighted Average Purchase Price(7)
April 26, 2018(1)	9,749	$18.0904
April 26, 2018(2)	10,251	$18.6939
April 27, 2018(3)	8,276	$19.3839
April 27, 2018(4)	11,638	$19.7543
April 30, 2018(5)	6,731	$20.8423
April 30, 2018(6)	4,781	$21.2075

(1)	Shares were purchased in multiple transactions at prices ranging from $17.57 to $18.47 per share.
(2)	Shares were purchased in multiple transactions at prices ranging from $18.50 to $18.85 per share.
(3)	Shares were purchased in multiple transactions at prices ranging from $18.66 to $19.65 per share.
(4)	Shares were purchased in multiple transactions at prices ranging from $19.66 to $19.94 per share.
(5)	Shares were purchased in multiple transactions at prices ranging from $20.32 to $20.99 per share.
(6)	Shares were purchased in multiple transactions at prices ranging from $21.00 to $21.57 per share.
(7)	Reporting person undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased at each separate price.

There have been no other transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than (i) the distribution and gifts described in Item 3 above, and (ii) the vesting of additional options to purchase 58,045 Shares under the Time-Based Option held by each of Chad Steelberg and Ryan Steelberg, as described in Item 4 of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 13D with respect to such person is true, complete and correct.

Dated: May 16, 2018

/s/ Chad Steelberg
CHAD STEELBERG

/s/ Ryan Steelberg
RYAN STEELBERG

NEWPORT COAST INVESTMENTS, LLC

By:	Ryan Scott Steelberg, Trustee of the RSS Living Trust dated April 6, 2012
Its:	Member

By:	/s/ Ryan Scott Steelberg
Ryan Scott Steelberg, Trustee